Exhibit 99.1

AB Value Calls for Immediate Board and Governance Changes at Rocky Mountain Chocolate Factory

Scrutinizes Changes Described in Company’s July 21st Press Release Apparently Made Without Formal Board Meeting or Approval

Raises Serious Concerns About Lack of Full Disclosure About Former Director Capdevielle’s Resignation

Reveals CEO Bryan Merryman Served as Best Man of Director and Compensation Committee Chair, Brett Seabert; Questions Director Seabert’s Independence

WESTFIELD, N.J.--(BUSINESS WIRE)--AB Value Management LLC, together with its affiliates (“AB Value”), one of the largest shareholders of Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF) (the “Company”), owning approximately 7.51% of the outstanding shares, today commented on a number of recent announcements by the Company that, in AB Value’s view, raise serious additional concerns about the Company’s Board of Directors (the “Board”) poor governance and management, which continue to harm shareholders.

Andrew Berger, Managing Member of AB Value, commented: “The Company has ignored virtually all of my input on governance during my first year and a half serving on the Board. After AB Value and other shareholders separately demanded significant changes in June, a majority of the Board appeared to have embraced these demands. Unfortunately, instead of negotiating in good faith to avoid a costly and distracting proxy fight, the Board wasted 35 days of shareholders’ time and capital.1 During this time, a majority of the Board has, in AB Value’s view, demonstrated poor judgment and governance practices.”

The following summarizes recent events that, in AB Value’s opinion, should cause shareholders of the Company to demand expedited changes to the Board:

The Company’s Press Release on July 21st about Board and Management Changes (the “July Announcement”) in AB Value’s View Fails to Disclose Material Facts and was Not Authorized by the Full Board

●	Mr. Berger, who continues to serve as a director on the Board, received no notice of a Board meeting or any request for Board action with respect to the management and Board compositional changes contemplated by the July Announcement. In addition, Mr. Berger never approved of, or saw in advance, the press release for the July Announcement even though it purports to speak on behalf of a unanimous Board. In AB Value’s view, the subject matter of the July Announcement was of such significance that, under both Delaware law and common business norms, it should have been preceded by a formal Board meeting and formal Board action.

●	The July Announcement omits that, more than one month earlier, AB Value suggested to the Board that the Chairperson and CEO roles be separated, that a management transition should commence immediately and that legacy directors needed to step down. Leading up to the July Announcement, AB Value had been misled by the Company into believing a reasonable settlement could be reached using AB Value’s suggestions as a foundation. Instead, the Company disavowed terms suggested by members of management and issued the July Announcement on the same day AB Value was led to believe the Board would be giving final comments to an already heavily negotiated settlement agreement.

●	Indeed, the July Announcement makes no reference to the fact that the announced changes were in direct reaction to input from AB Value. A majority of the Board, therefore, appears to wish to take credit for matters which, to our knowledge, they never gave serious consideration absent Mr. Berger’s advocacy as a director and recent public pressure from large shareholders.

The Company’s Recent Announcement About Former Director Capdevielle’s Resignation (the “Capdevielle Announcement”) is Misleading and Incomplete

●	On July 24, 2021, AB Value disclosed to the Board what AB Value viewed to be highly inappropriate public statements on social media by former director, Scott Capdevielle about certain religious denominations. AB Value thus demanded Mr. Capdevielle’s resignation from the Board. The Company failed to include this background information - which AB Value believes is material under any standard - in the Capdevielle Announcement.

●	AB Value welcomed Mr. Capdevielle’s resignation from the Board on July 26, 2021. However, shareholders should question the judgment of the Board members that installed him as chair of the Nominating Committee and that oversaw a management team that permitted him to become a franchisee of the Company’s frozen yogurt brands a number of years ago.

●	Mr. Capdevielle’s public statements lacked alignment with the Company’s Code of Conduct and core values (as stated by the Company in the Capdevielle Announcement). Shareholders should therefore also be on high alert about the majority of the directors that recently proposed that he serve as co-Chairperson of the Board as part of a settlement agreement with AB Value.

Shareholders Should Question the Validity of Director Seabert’s Independence

●	In the eighteen months of Mr. Berger’s tenure on the Board, neither the Company, nor Director Brett Seabert, nor Director/CEO Bryan Merryman ever revealed that Mr. Merryman also served as the Best Man at Mr. Seabert’s wedding. It was only from the attached newspaper clipping that AB Value learned of this close—and, until very recently, undisclosed—intimate connection between Mr. Seabert, who has served as the chair of the Compensation Committee since 2019, and the Company’s CEO. The wedding announcement from the Reno Gazette-Journal may be found here: https://www.newspapers.com/clip/52304131/reno-gazette-journal/

●	The Company’s lack of transparency more generally calls into question the independence of the Board, which has already been sharply criticized by proxy advisory firms in part because director Franklin Crail, a non-independent director and former executive to whom Mr. Merryman reported, also serves on the Compensation Committee contrary to what the NASDAQ Listing Rules would prescribe absent exceptional and limited circumstances.

●	Given the number of issues surrounding the Board’s independence, shareholders should, in AB Value’s opinion, be suspicious of how much actual independent, objective judgment was exercised when Mr. Merryman’s employment agreement, including lucrative change of control provisions, was entered into and approved in 2019 by the Board’s Compensation Committee. At the time (and as recently as of last week), the Compensation Committee was comprised of (i) Mr. Merryman’s former boss, (ii) Mr. Seabert, at whose wedding Mr. Merryman served as Best Man, and (iii) Mr. Capdevielle, who appears to have received a large consulting payment around the same time as the approval of Mr. Merryman’s employment agreement.[2] It should hardly come as surprise, therefore, that a majority of shareholders that voted at the last annual meeting withheld or abstained on an advisory vote on the compensation of the Company’s named executive officers, including that of Mr. Merryman.

AB Value believes that shareholders should be shocked to learn of the foregoing instances of poor governance and stewardship by a majority of the Board. These actions have derailed AB Value’s efforts to negotiate a constructive solution with the Company. AB Value believes the terms it had been insisting on as part of a settlement would have helped to resolve many of these longstanding issues.

Shareholders should be concerned that the Company will never undergo the level of change that, in AB Value’s opinion, is truly necessary until the Board is reconstituted with a majority of shareholder-approved independent directors. In fact, shareholders appear have been voicing their concerns as well - directors Merryman, Crail and Seabert received approximately 36% - 48% votes against their re-election at the Company’s last annual meeting of shareholders. Along with previous years of poor vote results, they appear to lack sufficient objective mandate from shareholders to have any input into the critical changes required to re-position the Company.

AB Value is eager to continue to provide the catalyst for much needed change at the Company starting in the boardroom and looks forward to engaging with shareholders on these very important topics leading up to the Annual Meeting.

Important Additional Information

AB Value Partners, LP, AB Value Management LLC, Andrew T. Berger, Rhonda J. Parish, Mark Riegel, Sandra Elizabeth Taylor, and Mary Kennedy Thompson (collectively, the “Participants”) intend to file a preliminary proxy statement and an accompany form of proxy card with the SEC to solicit proxies from shareholders of the Company for use at the Annual Meeting. THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Such proxy materials will be available at no charge on the SEC’s website at http://www.sec.gov. In addition, the Participants in this proxy solicitation will provide copies of the proxy statement without charge, upon request. Requests for copies should be directed to the Participants’ proxy solicitor.

Certain Information Regarding the Participants

In accordance with Rule 14a-12(a)(1)(i) under the Securities Exchange Act of 1934, as amended, the Participants in the proxy solicitation are: AB Value Partners, LP, AB Value Management LLC, Andrew T. Berger, Rhonda J. Parish, Mark Riegel, Sandra Elizabeth Taylor, and Mary Kennedy Thompson. As of the date hereof, AB Value Partners, LP directly owns 224,855 shares of common stock, $0.01 par value per share of the Company (“Common Stock”). As of the date hereof, AB Value Management LLC directly owns 235,334 shares of Common Stock. As of the date hereof, Ms. Thompson directly owns 2,000 shares of Common Stock. As of the date hereof, none of Mr. Berger, Ms. Parish, Mr. Riegel, or Ms. Taylor directly own any shares of Common Stock. However, by virtue of the relationship among the Participants and the formation by them of a Section 13(d) group, all the Participants, individually, are deemed to beneficially own the 460,189 shares of Common Stock owned in the aggregate by AB Value Partners, LP and AB Value Management LLC.

1 Calculated based on June 28, 2021, the date on which AB Value submitted its notice of intent to nominate directors at the Company’s 2021 Annual Meeting of Shareholders (the “Annual Meeting”).

2 The Compensation Committee awarded Mr. Capdevielle compensation totaling $86,390 for his service during fiscal year 2020, and approved an equity grant to Mr. Capdevielle with a grant date fair value of $91,900 for a special project related to brand vision and opportunities. See the Company’s definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2020

Contacts

John Glenn Grau
InvestorCom LLC
(203) 295-7841